July 11, 2011
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Pamela A. Long, Esq., Assistant Director
Re:	Cereplast, Inc. Registration Statement on Form S-3 Filed on June 16, 2011 File No. 333-174929
Ladies and Gentlemen:
     On behalf of Cereplast, Inc. (the “Company”), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of June 16, 2011.
Prospectus Cover Page
1.	Please disclose that currently there is no trading market for the notes. Refer to Item 501 (b)(4) of Regulation S-K.
Response:
     The prospectus cover page has been revised to disclose that there currently is no trading market for the notes.
2.	With a view towards disclosure, please explain to us how the offering price for the notes will be determined in the absence of a public market for such securities. In this regards, we note your Plan of Distribution disclosure on page 43 where you state, among other things, that the notes may be sold at fixed prices. Refer to Item 501(b)(3) of Regulation S-K and paragraph 16 of Schedule A to the Securities Act of 1933. Based upon the determination of the offering price, please consider whether you would have to recalculate your registration fee.
Response:
In response to the staff’s comments, the prospectus cover page has been revised to add that “In the absence of a public market for the Notes, the offering price of the Notes may be determined by the seller based on negotiated prices at the time of such sale.” The Plan of Distribution disclosure has also been revised to delete that the Notes will be sold at fixed prices or market prices. The Company has considered its calculation of the registration fee but does not believe it needs to be recalculated. The Company believes the best current estimate of the offering price of the Notes is the price at which the Notes were sold to the purchasers, and the Company based the calculation of the registration fee on this price.

     Description of Notes, page 14
3. The statement in the second introductory paragraph that the Notes, the indenture and the securities agreement “and not [the summary] description, define your rights as holders of the Notes,” implies that investors are not entitled to rely on the disclosure in the prospectus. Please revise your disclosure to eliminate this implication.
Response:
The disclosure has been revised to delete the implication.
Experts, page 45
4.	We note that you have engaged the accounting firm of HJ Associates & Consultants, LLP (“HJ Associates”) to audit your financial statements for the year ended December 31, 2010. It appears that the firm of HJ Associates has not applied for registration with the Public. Company Accounting Oversight Board (PCAOB). Section 102 of the Sarbanes-Oxley Act of 2002 makes it unlawful after October 22, 2003 for any person that is not a registered public accounting firm (i.e. registered with the PCAOB) to prepare or issue, or to participate in the preparation or issuance of, any audit report (or review report) with respect to any issuer. Please advise or otherwise, you must engage a new accountant that is a publicly registered accounting firm to perform review or audit work for the company. Following such engagement, you must file an Item 4 Form 8-K providing, among other things, all of the disclosures required by Item 304 of Regulation S-K regarding the period of engagement of HJ Associates. The Form 8-K should also include an Exhibit 16 letter from HJ Associates.
     Response
     HJ Associates & Consultants, LLP is another name used by HJ & Associates, LLC, which is registered with the PCAOB. We have included as Exhibit A to this letter a printout from the PCAOB’s website showing this.
Exhibit 5.1 — Opinion of Sichenzia Ross Friedman Ference LIT
5.	Please have counsel remove the second sentence of the last paragraph on page one of the opinion. Otherwise, the opinion covering the issuance of shares of the company’s common stock must be provided by legal counsel who is admitted to practice in the State of Nevada.
     Response
     In response to the staff’s comments, the second sentence of the last paragraph on page one of the opinion has been removed.
     6. We note paragraph (a) under “In rendering this opinion, we have assumed that”

discussion. Please note that counsel may not assume any material facts underlying the opinion or any facts that are readily ascertainable. Please have counsel revise this paragraph accordingly.
Response
     In response to the staff’s comments, the assumptions set forth under “In rendering this opinion, we have assumed that” have been deleted.
7.	With respect to the counsel’s opinion in enumerated paragraph (1), please have counsel remove the assumptions in paragraphs (a) and (d)(i) since they represent matters covered by the assumptions set forth in the penultimate paragraph on page one of the opinion.
Response
     In response to the staff’s comments, the assumptions in paragraphs (a) and (d)(i) have been deleted.
8.	Please have counsel explain to us the basis upon which the matters set forth in paragraph (c) are excluded from the opinion of counsel, and how such exclusion may impact the enforceability of counsel’s opinion. We may have additional comments upon review of your response.
Response
     In response to the staff’s comment, paragraph (c) has been deleted from the opinion.

Very Truly Yours,
/s/ Marcelle S. Balcombe

61 Broadway     New York, New York 10006     212-930-9700     212-930-9725     Fax
www.srff.com

Exhibit A
Privacy Policy Copyright & Trademark

Registration, Annual and Special Reporting
Home > Firm Summary
HJ & Associates, LLC (183)

Registration Status:	Currently Registered

Headquarters Address:	50 West Broadway, Suite 600, Salt Lake City, UT 84101

Other Names Used in Issuing Audit Reports:	HJ Associates & Consultants, LLP

Predecessor Firm to Whose Registration the Firm Succeeded:	None

Registration Date:	09/29/2003
Registration
Application for Registration (Form 1)
Annual and Special Reporting by the Firm

Form	Filed Date	Special Report Relates To

Amended Annual Report (Form 2/A) For Reporting Year 2011	06/08/2011
Annual Report (Form 2) For Reporting Year 2011	05/19/2011

Annual Report (Form 2) For Reporting Year 2010	06/23/2010

Special Report (Form 3)	06/23/2010	Changes in the Firm or the Firm’s Board Contact Person
For a list of issuers (if any) that the firm has audited, or in whose audits the firm has played a substantial role, see Part IV of the firm’s annual reports.
Disciplinary Proceedings
None
Inspection Reports
7/30/2009
10/26/2006
61 Broadway     New York, New York     10006     212-930-9700     212-930-9725     Fax
www.srff.com